UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On January 23, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a warrant exchange agreement (the “Exchange Agreement”) with the holders of Class A Ordinary Share Purchase Warrant A’s and Class A Ordinary Share Purchase Warrant B’s (collectively, the “Holder Warrants”), to purchase an aggregate of 48,698,628 Class A Ordinary Shares of the Company, that were purchased in a brokered private placement, as previously disclosed in the Company’s Forms 6-K filed on August 27, 2025 and September 2, 2025, to exchange the Holder Warrants issued on August 29, 2025, for an aggregate of 47,326,025 newly issued Series A preferred shares of the Company (“Series A Preferred Shares”) and allotted among the holders in accordance with the Exchange Agreement. Each Series A Preferred Share is convertible, at the option of a holder thereof, into Class A Ordinary Shares of the Company pursuant to the Company’s Third Amended and Restated Memorandum and Articles of Association.

Pursuant to the Exchange Agreement, the holders shall surrender their Holder Warrants to the Company at the Closing Date and the Company shall issue and deliver such number of Series A Preferred Shares to each holder as provided in the Exchange Agreement. The Exchange Agreement contains customary representations, warranties and agreements by the Company and the Holders and customary conditions to closing.

The Exchange, as that term is defined in the Exchange Agreement, is being undertaken pursuant to an exchange offer exemption under Section 3(a)(9) of the Securities Act of 1933.

The foregoing summaries of the Exchange Agreement do not purport to be complete and are subject to, and qualified in its entirety by, the Form of Exchange Agreement, attached as Exhibit 10.1 to this Report on Form 6-K, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: January 23, 2026	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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